SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  HY11 Part 1 of 5

Start

Part 1 of 5

Aviva Plc

News Release

Aviva plc Interim Results Statement

6 months to 30 June 2011

4 August 2011

A fitter, stronger Aviva poised for

continued growth in UK and Europe

Strong operating performance
■ Total operating profit up 5% to £1,337 million (HY10: £1,270 million); up 13% excluding  impact of £84 million special distribution benefit in 2010

■ Operating profits in Europe up 21% to £525 million despite financial and economic difficulties in the eurozone

■ Operating earnings per share increased to 29.1 pence; total earnings per share of 4.1 pence are lower primarily as a result of unrealised Delta Lloyd investment variances

■ Pro forma MCEV NAV, including the impact of the sale of RAC, up 33 pence from FY10 to 575 pence per share at HY11

■ Group return on equity strong at 12.8% (FY10: 14.8% on a lower equity base)

■ 5% increase in interim dividend to 10 pence

Beating targets
■ 14% life insurance new business internal rate of return (IRR), against a target of 12%*

■ 96% group combined operating ratio (COR), against a target of 97%*

■ £0.8 billion net operational capital generation in H1 towards the £1.5 billion FY11 target; now targeting between £1.5 billion and £1.8 billion in FY11

■ On track to deliver £400 million cost and efficiency savings by FY12

Leaner and fitter
■ Significant strategic delivery and strengthening of the balance sheet provide platform for further growth:
-    Sale of RAC at 17x earnings for £1 billion will realise significant shareholder value
-    Reduced shareholding and deconsolidation of Delta Lloyd raising £0.4 billion and further de-risking our balance sheet
-    Pro forma economic capital surplus, including the impact of the sale of the RAC, up 23% at £6.9 billion (FY10: £5.6 billion)

Andrew Moss, group chief executive, commented:

"This has been a successful six months. We are beating all our operational targets. Operating profits rose in the UK and have increased by 21% in Europe despite tough economic conditions.

"After recent disposals, Aviva is fitter, stronger and well-positioned to be the undisputed leader in the UK market and to build on our strong European franchises.

"Markets may well continue to be volatile, but our strong balance sheet and capital position underpins our confidence in our continued momentum and our plans for growth."

* Excluding Delta Lloyd

Key financial highlights

IFRS	6 months 2011 £m	6 months 2010 £m	Sterling % change
Long-term business	1,082	1,009	7%
General insurance and health	455	444	2%
Fund management	42	39	8%
Other operations and regional costs	(81)	(65)	(25)%
Corporate centre	(66)	(54)	(22)%
Group debt and other interest costs	(321)	(327)	2%
Operating profit before tax (excluding Delta Lloyd as an associate) - continuing operations	1,111	1,046	6%
Share of operating profit (before tax) of Delta Lloyd, as an associate	35	-	n/a
Operating profit before tax - continuing operations	1,146	1,046	10%
Operating profit before tax - discontinued operations	191	224	(15)%
Operating profit before tax	1,337	1,270	5%
(Loss)/ profit after tax*	(59)	1,505	(104)%

Earnings per share	4.1p	38.8p	(89)%
Operating earnings per share	29.1p	27.4p	6%
Return on equity	12.8%	14.6%	-

*Loss after tax driven primarily by Delta Lloyd adverse investment variances of £0.8bn relating to differing movements in asset and liability yield curves used by Delta Lloyd. This is a reversal of the positive investment variances of £0.8bn seen in FY10

Capital

	30 June 2011	30 June 2010	Sterling % Change
Net operational capital generated	£0.8bn	£0.9bn	(11)%
Interim dividend per share	10.0p	9.5p	5%

	30 June 2011	31 December 2010	Sterling % change
IGD solvency surplus	£4.0bn	£3.8bn	5%
IFRS net asset value per share	425p	454p	(6)%
MCEV net asset value per share	554p	542p	2%
EEV equivalent net asset value per share	615p	621p	(1)%
Pro forma economic capital surplus**	£6.9bn	£5.6bn	23%

**Pro forma for RAC

Long-term business

		Long-term savings sales		IRR
Continuing operations	6 months 2011 £m	6 months 2010 £m	6 months 2011%	6 months 2010%
United Kingdom	5,468	5,194	16%	15%
Aviva Europe	6,289	7,992	14%	12%
North America	1,658	2,334	14%	14%
Asia Pacific	902	794	13%	10%
Total life and pensions - continuing operations	14,317	16,314	14.3%	12.9%
Total investment sales	1,830	1,797
Total long-term savings sales - continuing operations	16,147	18,111

General insurance and health

	Net written premiums		Operating profit			GI COR
Continuing operations	6 months 2011 £m	6 months 2010 £m	6 months 2011 £m	6 months 2010 £m	6 months 2011%	6 months 2010%
United Kingdom	2,510	2,241	261	268	96%	98%
Aviva Europe	1,123	1,068	80	46	97%	102%
North America	1,025	996	118	132	96%	96%
Asia Pacific	50	32	(4)	(2)	n/a	n/a
Total general insurance and health - continuing operations	4,708	4,337	455	444	96%	97%

Group chief executive's review

Strong operating performance...

During the first half of 2011, we have increased total operating profits by 5% to £1,337 million. On an underlying basis, excluding last year's special distribution benefit of £84 million, total operating profits increased by 13%. Total operating profits in the UK were up 3% to £709 million; 17% on an underlying basis. Meanwhile, in Europe operating profits were up 21% to £525 million despite difficult financial and economic conditions in some European countries.

Our operating earnings per share have increased to 29.1 pence, while total earnings per share of 4.1 pence are lower primarily as a result of unrealised investment variances in Delta Lloyd of £820 million. Moving forward, the deconsolidation of Delta Lloyd significantly reduces our exposure to the volatility of earnings in this business.

We have acted to further strengthen and de-risk our balance sheet and continued to generate significant levels of capital with £0.8 billion net operational capital generated in the first half of 2011. The pro forma economic capital surplus has increased to £6.9 billion at 30 June 2011 from £5.6 billion at FY10, including the impact of the sale of the RAC.

In short, Aviva continues to make good progress. With growing profits, a strong brand and a clear strategic focus, we expect our momentum to continue through the year.

...beating our targets.

Our strength in both life insurance and general insurance and the actions we have taken have come through clearly in the numbers as we are beating our operational targets in both businesses.

Profitable and sustainable growth in life...

In life insurance we have maintained a disciplined approach to volumes and product mix and achieved a healthy life new business internal rate of return (IRR) of 14%, up from 13% at HY10, exceeding our target of 12%. We have grown sales of more profitable products such as unit linked and protection and intentionally slowed sales of more capital intensive products, especially in Europe.

Our UK life business has scale in a profitable, growing market. During the first half, we achieved a strong IRR in the UK of 16% and underlying operating profits, excluding last year's special distribution, were up 22% to £462 million.

In Europe we have maintained our focus on capital efficient products and improved the IRR from 12% to 14%. As a result total life and pension sales in Europe were £6,289 million, lower than HY10 but up on H210, and operating profit increased by 11% to £473 million in HY11.

Overall, earnings growth has been driven by growing our book of business and IFRS life in-force reserves have increased to £253 billion (FY10: £246 billion).

...with strong franchises in our chosen markets.

Aviva is well-positioned for further profitable growth in life insurance. We have excellent franchises in our chosen markets with expected future cash flows from our in-force life book increased to £33.4 billion.

We distribute a broad range of life insurance products across a variety of channels. This provides our customers with choice and also gives our business flexibility as we adapt to market developments. In the UK, for example, the combination of Aviva's strong brand, diverse distribution and attractive product range means that we will be well-positioned relative to our peers following the introduction of the Retail Distribution Review.

Momentum in general insurance continues…

In general insurance we have built on last year's strong performance, growing sales whilst maintaining our focus on profitability. Total general insurance and health net written premiums rose by 9% to £4,708 million.

Our general insurance performance in the UK is a particular highlight. We have built a powerful general insurance franchise and we have increased volumes in a market where rates are rising. Sales were up 14% and have now grown for six consecutive quarters. We increased personal motor sales again with customer numbers up by 670,000 over the last 18 months across our direct and broker business.

...with further improvements in profitability.

We have transformed our general insurance business over the last few years, taking out costs, improving the way we serve customers, and becoming more sophisticated in the pricing and selection of risks. As a result, we continued to improve the profitability of the general insurance business achieving a group combined operating ratio (COR) of 96% in the first half, beating our 2011 target of 97%.

Our underwriting expertise drove general insurance underwriting profits up by 88% from £60 million to £113 million. As a result, general insurance and health operating profits increased to £455 million, from £444 million in HY10, despite lower investment returns. Owing to our focus and disciplined underwriting, we have not incurred losses from wider global catastrophes in 2011.

In the UK, we improved the expense ratio by 1 percentage point to 10.5% and achieved a COR of 96%. In Europe, the COR improved 5 percentage points to 97%, despite lower prior year releases, largely due to better weather conditions. In Canada, our underwriting and pricing discipline helped achieve another strong half year performance with a COR of 96%.

Capitalising on excellent distribution capability

Aviva's multi-channel distribution network continues to help to drive our profitable growth in both life and general insurance. Bancassurance is a particular strength and we are a partner of choice to many of the world's largest banks. From July this year we extended our relationship with Santander in the UK, offering life as well as general insurance products. In Europe we have become a Preferred Strategic Partner to HSBC.

Strength of capital generation and balance sheet…

We have generated £0.8 billion of net operational capital so far this year. We will now look to generate between £1.5 billion and £1.8 billion of net operational capital by FY11, balancing the need for capital generation against the growth in value of our life business.

We have taken steps to make our strong balance sheet even stronger. The sale of a further 15% stake in Delta Lloyd reduced investment risk in our balance sheet and, together with the sale of RAC, increased the group's central liquidity. The deficit in the Group's pension schemes has been eliminated and is now marginally in surplus.

Our financial strength is reflected in the increase in Aviva's pro forma economic capital surplus, reflecting the impact of the sale of the RAC, which has grown by 23% to £6.9 billion (FY10: £5.6 billion) and in our IGD solvency which remains resilient at £4.0 billion. This leaves us well-prepared in advance of Solvency II implementation.

Aviva's MCEV net asset value (NAV) per share increased from 542 pence (FY10) to 554 pence and our IFRS NAV per share is down from 454 pence (FY10) to 425 pence. Adjusting for the sale of RAC, our pro forma IFRS NAV per share would have been 446 pence at HY11.

… supporting a solid and growing dividend.

Aviva's capital generation and strong balance sheet supports a solid and growing dividend and we have announced today that our interim dividend will increase by 5% to 10 pence.

Robust risk management

We have an excellent track record of managing credit risk and, as long-term holders of assets which are carefully matched against our long-term commitments to policyholders, our balance sheet has in-built resilience. Although our financial statements reflect the market value of risk assets, our priority remains the management of assets and liabilities to maturity in the interests of both customers and shareholders. While the first six months of 2011 saw particular volatility in European sovereign debt, our exposures are in line with our risk appetite.

Creating a stronger platform for further growth

We are now a more focused business with improved profitability, excellent capital generation, and a strengthened and de-risked balance sheet.

The success in the first half of 2011 owes much to the benefits of the management actions we have taken over the past few years. This includes the sale of our Australian life business and the IPO of Delta Lloyd.

As a result of these actions we have:

n	reduced our cost base from £5.8 billion in 2008 to £4.0 billion (annualised HY11);

n	improved profitability - life IRR of 14% and COR of 96% ahead of targets;

n	grown the value of our in-force book (excluding Delta Lloyd) from £4.2 billion in 2008 to £6.6 billion;

n	eliminated the pension deficit; and

n	increased our pro forma economic capital surplus to £6.9 billion.

In the first half of this year we also sold a further 15% stake in Delta Lloyd, reducing our shareholding from 58% to 43%, raising approximately £0.4 billion and further strengthening Aviva's balance sheet. The sell down deconsolidated Delta Lloyd from Aviva's accounts and, as a result, reduced our exposure to Delta Lloyd's investment portfolio, allowing us to redeploy capital in markets where we can generate the greatest return.

We also announced the sale of the RAC to The Carlyle Group for £1.0 billion. At 17 times net earnings, the disposal will realise significant value for our shareholders and increase Aviva's tangible net assets by £1.0 billion.

Looking forward, we will continue to increase our earnings by expanding the life in-force book further, managing our cost base effectively and building on our strong performance in general insurance.

Focused on our chosen markets

We are delivering on our commitment to focus on and grow our insurance and savings businesses in our chosen markets. In the UK and Europe we have strength and scale in two of the largest and most attractive insurance markets in the world.

In the UK we are the number one insurer in the third largest insurance market in the world. Our clear objective is to be the undisputed leader in our home market. The Aviva brand is strong and we were pleased to recently be recognised as the most reputable financial services company in the UK by the Reputation Institute. We are well-positioned to benefit from trends such as the move to auto-enrolment in work place pensions and the shift towards 'at-retirement' products as baby boomers retire. As the only large insurer offering both life insurance and general insurance we are confident that we have the product breadth, the brand, marketing and distribution strength to extend our competitive advantage even further.

Aviva is also well positioned in Europe. Savings rates remain high across Europe and have increased to 12% since 2008. Looking ahead, the 430 million strong population in the markets we serve has an increasing need to save for retirement as governments review the long-term sustainability of state pensions. Our chosen presence in Europe combines large, mature economies (France, Spain, Italy, Ireland and Poland) with emerging markets of Turkey and Russia. This allows Aviva to benefit from the varied growth rates across a number of European markets. Aviva's clear expertise in bancassurance continues to serve us well, especially in Southern Europe where this is the key route to market.

Outlook

We are confident about Aviva's prospects and ability to deliver our financial targets while growing the business. Despite both the sell down of our stake in Delta Lloyd and the sale of RAC, we have reaffirmed our commitment to our near term targets.

In life insurance we are poised to extend our profitable growth as we benefit from our diverse product range, excellent distribution and the need for people to save more for retirement.

We expect the momentum we have built in our general insurance business to continue. We combine strong market positions with underwriting and operational excellence, giving our general insurance franchises further headroom for growth.

Challenges remain and we continue to be alert to the current economic climate. However, we take strength from the long-term nature of our business, the actions we have taken to restructure the Group and our focus on meeting customers' needs well. I am confident that we have the right platform to deliver further profitable growth.

Andrew Moss
Group chief executive

Regional performance

United Kingdom

-        IFRS operating profit up 3% to £709 million
         (HY10: £691 million)
-        Excluding impact of £84 million special distribution benefit in 2010, IFRS operating profit up 17%
-        Life and pensions sales up 5% to £5,468 million
          (HY10: £5,194 million)
-        General insurance sales up 14% to £2,222 million
          (HY10: £1,942 million)
-        Life new business IRR improved to 16% (FY10: 15%)
-        General insurance COR improved to 96% (HY10: 98%)

Continued strong momentum with profitable growth...

■ Aviva is growing profitably in the UK with strong sales and IFRS operating profit up 3% to £709 million, with an underlying growth of 17%, excluding the impact of the £84 million special distribution benefit in 2010.

■ We are building our business as more customers choose Aviva for their insurance and savings needs. Our strong brand is working well for us. General insurance sales grew for a sixth consecutive quarter and life and pensions sales also showed continued steady growth.

■ We now have over two million personal motor customers, attracting an additional 670,000 new customers since the start of 2010.

■ We have also further strengthened our new business franchise across the UK through new distribution agreements with HSBC, Santander and Barclays, and the full benefit of these will come on stream through the second half of this year and into 2012.

...and clear delivery against strategy and targets.
■ The sale of RAC reflects our focus on our insurance and savings businesses in priority markets, and will generate significant value for our shareholders.

■ We are on track to meet our profitability and operational capital generation targets this year and are making good progress on our 2012 cost and efficiency target, leveraging the benefits of our composite business model.

Delivering strong and sustainable general insurance results
■ UK GI operating profit has increased to £242 million, up 6% (HY10: £229 million).

■ Sales are up 14%, with net written premiums of £2,222 million, while our COR improved two percentage points and is ahead of target at 96%, principally reflecting our focus on writing sustainably profitable business and a one percentage point improvement in the expense ratio to 10.5%.

■ As our personal motor customers have increased, net written premiums are up 24% at £705 million (HY10: £569 million).

■ Personal and commercial motor rating remains strong, with rate increases of 21% and 10% respectively. In our other key markets rating remains more subdued, with a 6% increase in homeowner and low single digits in commercial non-motor.

Broadening our general insurance franchise
■ Our core strengths in underwriting, pricing and claims management give us a competitive advantage when combined with our strong brand, service and broad distribution.

■ We will continue to build on this strength and explore new routes to market. We plan to grow our motor insurance business further and will shortly launch a new separately-branded internet-only offering, available on price comparison sites.

■ We have also strengthened our relationship with HSBC, becoming a Preferred Strategic Partner across Europe, and will benefit from the extension of our general insurance agreement in the UK until 2016.

■ The strength of our general insurance business is underpinned by our strong broker relationships. Earlier this year brokers voted us number one for underwriting and claims service across both personal and commercial lines.

■ Our new Corporate and Speciality Risks team is securing high quality business and we will increase our risk preference as we further develop our underwriting expertise and capability.

Continued life sales growth and improved profitability
■ Life IFRS operating profit was stable at £462 million (HY10: £463 million), while underlying UK Life IFRS operating profit was up 22%*.

■ Life and pensions sales were up by 5% with pensions and annuities performing strongly. Total pension sales were up 33%, with Group Personal Pensions up 82% and 290 schemes and 80,000 lives added in the first half with a strong pipeline.

■ Our IRR increased to 16%, while maintaining our seven year payback and our margin also increased to 3.5%.
■ This improvement in profitability has been achieved through a favourable new business mix, better capital efficiency and by growing our business while reducing our cost base.

A strategy for growth in life

■ We are attracting over 30% of open market annuity business while also retaining 70% of our own pensions customers. We are able to achieve this through our strong brand and competitive annuity proposition, which make us the first choice for customers at retirement.

■ With our broad product range and a variety of distribution channels, we are well-positioned to take an increasing share of this market.
■ Corporate business will be key in our future growth as employees increasingly look to their employer for endorsement of pensions and savings products as auto-enrolment of workplace pensions begins.

■ We are increasing our position in the protection market and are the provider of choice to RBS and the Post Office. Our extended partnership with Santander, offering life, critical illness and income protection products to Santander customers through 1300 branches, direct and online will further strengthen our protection sales.

■ We will build on this from the summer of 2012 with an enhanced agreement with Barclays for the distribution of a range of life protection and personal accident products through the bank's non-advised sales channels, in addition to our general insurance home and travel products.

Outlook
■ We are well-positioned to be the undisputed leader in the UK market.

■ We stand to benefit from growth within the market and to capitalise on regulatory changes such as RDR and auto-enrolment, which we believe will benefit diversified players like Aviva with a strong brand and service, wide product ranges and multi-channel distribution.

■ Our increased distribution strength will benefit both parts of our business as we continue to deliver value for customers and shareholders through the combined strength of our life and general insurance businesses.

*Excluding the impact of the £84 million special distribution benefit in 2010

Europe

-        IFRS operating profit up 21% to £525 million
         (HY10: £434 million)
-        Life and pensions sales £6,289 million
          (HY10: £7,992 million)
-        Life new business IRR 14% (FY10: 13%)
-        General insurance and health net written premiums £1,123 million (HY10: £1,068 million)
-        General insurance COR 97% (HY10: 102%)

Operating profit up 21% - driven by focus on value over volume
■ We have increased IFRS operating profit by 21% as a result of actions taken to rebalance new business mix and due to the 7% growth in funds under management.
■ In focusing on value generating sales Europe has improved IRR to 14% and margin to 3.7%, while improving capital efficiency.
■ Life and pensions sales have decreased by 21% while our focus on value generating sales has increased the proportion of unit-linked and protection sales from 25% to 31%.
■ General insurance and health net written premiums are up by 5% to £1,123 million as a result of rate increases and the continued success of our health business in Ireland.
■ We have also improved our COR to 97% (HY10: 102%), following benign weather this year, despite lower reserve releases.

Excelling in life and general insurance combined with strength in multi-distribution
■ We benefit from our strong multi-channel distribution strategy and have more than 50 bancassurance agreements across the   region, where this is the primary route to market.
■ We operate a single retail model with 8,000 tied agents and 5,000 independent agents.

Strong franchises
■ We are focused on our five key markets of France, Ireland, Italy, Poland and Spain plus the two growth markets of Russia and Turkey, with their combined populations of over 430 million.
■ We continue to drive sales of value generating products through disciplined capital management.
■ Savings rates remain high across Europe and have increased from 11% to 12% since 20081

France
■ Our management actions to focus on value generation and a general decline in the market resulted in a 17% decrease in sales.
■ Unit-linked sales rose by 5% driven by the promotional activities conducted in partnership with Credit du Nord.
■ Management action has increased the capital efficiency of our with-profits portfolio and provided greater asset management flexibility.
■ New business profitability improved with IRR and margin up to 11% (HY10: 9%) and 4.1% (HY10: 3.6%) respectively.
■ General insurance and health net written premiums increased by 4% to £584 million as a result of achieving rating increases of 4% in motor and 7.5% in property.

1.Source: Eurostat based on household savings as a proportion of household disposable income

Italy
■ We have increased capital efficiency to 4.7% (HY10: 5.2%) and IRR to 12% (HY10: 10%), while reducing sales by 42% in line with our decreased appetite for with-profits products.
■ We have refocused our sales mix towards protection products, and are now a market leader having increased these sales by 12%.
■ General insurance net written premiums increased by 13%, driven by rating increases of 12% on the motor book.

Spain
■ Our franchise is resilient with improved product cross sell during the economic turbulence.
■ Despite a 31% reduction in mortgage activity2, sales through our 4,000+ branches are down only 4% to £1,015 million with IRR increasing to 23%.
■ We are supporting our caja partners as they undergo structural reform. Our aim remains to protect our bancassurance franchise, maintaining our current distribution footprint.

Ireland
■ Despite the challenging economic conditions in Ireland, life and pensions sales have increased by 16% following continued opportunistic sales of single premium investment bonds.

■ General insurance and health net written premiums in Ireland also increased by 5% due to strong sales in health and average rating increases of 5% on the motor book and 4% on the commercial book, which have been offset by continued high competition in the motor sector.

Poland
■ We are leveraging our strong brand in Poland, having been voted a "PremiumBrand"3 for the second year in a row.
■ Sales of unit-linked and protection have increased by 38% and 157% respectively, following changes to the way we incentivise the sales force.
■ Sales of non-pensions sales are now 77% of our total sales compared to 44% at HY10 leading to a higher margin of 6.6% (HY10: 6.3%).
■ In Poland we were voted the best life insurer in 2010 by Rzeczpospolita4 and are now one of the top five life insurers in the market.
■ General insurance net written premiums increased by 36% as a result of the active management of our distribution network and average rating increases of 6%.

Turkey and Russia
■ The opportunity in Turkey and Russia is significant with the population in these markets equal to that in our five other focus markets.

■ Turkey and Russia are growth markets and both have delivered increased life and pensions sales this half year, with Turkey increasing by 32% to £124 million and Russia increasing by 34% to £47 million.

Outlook
■ Europe's share of the world insurance markets has grown from 32% to 40% in the past 10 years5 demonstrating the clear attraction of operating in this region.

■ We believe that in the short term the macroeconomic environment will remain challenging while uncertainty remains around the eurozone. However, we will continue to grow profits as we optimise our in-force book and costs.

2.  According to the Instituto Nacional de Estadistíca (INE) based on 31% decreased in mortgage approvals by value from the first six months of 2010 to the six months to May 2011
3. As voted by research institute Millward Brown SMG/KRC
4. A leading newspaper in Poland
5. Sigma, WestLB Research

North America

- IFRS operating profit £219 million (HY10: £209 million) - Life and pension sales £1,658 million (HY10: £2,334 million) - IRR 14% (FY10: 14%) - General insurance COR 96% (HY10: 96%)

Focus on profitable organic growth and efficient use of capital
■ IFRS operating profit grew 5% to £219 million (HY10: £209 million) as a result of our actions on pricing and underwriting management and cost discipline:
- In life insurance, operating profits increased 27% due to growth in the business and disciplined pricing.
- In general insurance, underwriting profits increased offset by lower long term investment returns.
■ We remain on track to meet the ambitious cost and efficiency savings of £60 million announced late last year.
■ Our focus on profitable growth combined with a highly competitive marketplace in the first half of the year meant that life and pension sales were 29% lower at £1,658 million (HY10: £2,334 million).

US: strong profit reflects pricing discipline and customer focus

■ Our strategy of generating profitable growth and writing business at attractive rates of return resulted in another period of strong profits, with a 14% IRR (HY10: 14%) and an operating profit of £109 million (HY10: £86 million).

■ We have focused on improving features and re-pricing life and annuity products to balance our competitive position, pricing discipline and customer needs. In May, we also launched the Aviva brand nationally in the US to build consumer recognition of the Aviva name and the life and annuity products we offer.

■ Total life and annuity sales declined 29% to £1,658 million (HY10: £2,334 million), primarily in our annuity market, where we maintained our discipline in a highly competitive indexed annuity market - annuity sales were consequently 34% lower at £1,202 million (HY10: £1,829 million).

■ Despite a 10% decline in total life sales to £456 million (HY10: £505 million), we maintained our focus on product diversification and broadened distribution in an extremely competitive market. Life sales now account for 28% of our business (HY10: 22%).

Canada: profitable growth despite higher catastrophe claims

■ Net written premiums increased in the first half to £1,025 million (HY10: £996 million) due to growth in motor insurance and price increases in our property insurance business, offset by lower premiums written in our liability insurance business.

■ Operating profit decreased 11% to £118 million (HY10: £132 million), primarily as a result of lower new money yields in our investment portfolio that more than offset higher underwriting profits.

■ Cost saving benefits from the actions we announced in 4Q10 ensured underwriting performance improved over the prior year despite higher weather experience in our property insurance business. Our combined operating ratio was unchanged at 96% (HY10: 96%).

■ In May, wildfires destroyed the town of Slave Lake, an event recognized as the second costliest disaster in Canadian history. Aviva's catastrophe claim team was the first on the ground to help customers in their time of need.

Outlook
■ We expect continued momentum across the region as we maintain our focus on profitable growth and strong underwriting performance through our clear strategy of pricing and underwriting discipline.

Asia Pacific

- IFRS operating profit £17 million (HY10: £14 million) - Life and pension sales £902 million (HY10: £794 million) - Life new business IRR 13% (FY10: 11%)

Growth in franchise value
■ We have continued to deliver a strong performance with increased sales, margin and IRR, supported by management actions to improve profitability and capital efficiency.
■ Our franchise value growth is underpinned by a strong multi-channel distribution strategy and bancassurance partnerships.

Operating profit up 21%
■ IFRS operating profit has improved to £17 million from £14 million at HY10.

■ The prior year result included a one off benefit from a new GAAP reporting basis in China and, on an underlying basis, profits increased strongly, driven by increased scale and profit emergence from existing business.

Improved profitability and increasing sales
■ Growth was further supported by an improvement in new business IRR to 13% (FY10: 11%), while new business margin increased significantly to 3.8% (HY10: 2.3%). Our payback period remains at 12 years.

■ Overall, the region delivered 17% growth in long term savings sales to £1,180 million (HY10: £1,011 million). Life and pensions sales grew by 14% to £902 million (HY10: £794 million) and investment sales increased to £278 million (HY10: £217 million).

China: fall in volumes reflected across the industry

■ Across the industry, sales growth has been adversely impacted by the changing distribution landscape brought about by regulatory changes.  In line with this, life and pension sales decreased by 12% to £207 million (HY10: £235 million).

■ Despite the challenging environment, profitability improved and we increased new business margin.
■ We will continue to expand into more provinces and deepen our bank partnerships, while focusing on sales of long-term retirement products.

India: significant improvements in margin and profitability

■ Our diversified product mix, ongoing cost management, the balancing of Unit Linked Insurance Plans and higher-margin traditional products countered regulatory challenges and resulted in significant improvements to margins and profitability.

■ While the sector shrank 31% due to last year's regulatory changes, Aviva outperformed its peers and marginally increased market share.
■ Sales decreased 14% to £50 million (HY10: £58 million).

Regional strength

■ Singapore led the region's growth with a 71% increase in life and pension sales to £244 million (HY10: £143 million). This represented a 101% rise against the previous quarter, driven by robust bancassurance sales and the momentum of our 'Aviva Advisors' channel.

■ South Korea also delivered a strong performance with 20% growth to £242 million (HY10: £201 million) supported by fast-growing bancassurance and agency channels.

■ Elsewhere in the region, we continued to focus on growing our franchise value by strengthening our multi-channel distribution capability, improving product innovation as well as managing our overall product portfolio.

Outlook
■ We remain positive about the long term outlook for the region and are focused on delivering profitable products and building our multi-channel distribution capability.

Aviva Investors

-        IFRS operating profit £41 million (HY10: £42 million)
-        Net external sales (excluding liquidity funds) up 212% year-on-year at £2.5 billion (HY10: £0.8 billion)
-        75% of institutional funds performed above benchmark, where a benchmark is specified (HY10: 70%)

A strong first half
■ We have delivered good investment performance with continuing improvements in client service.
■ We have made strong progress towards our objective of delivering growth in external assets under management with net sales substantially ahead of HY10.
■ Assets under management were £269 billion at HY11, an increase of nearly 9% on the HY10 figure of £248 billion.
■ The small decrease in operating profit was a result of focused investment to substantially improve our global operational capabilities.

Good growth in external sales...
■ Net external sales (excluding liquidity funds) in the first half of the year were £2.5 billion, greater than the £2.4 billion achieved in the whole of 2010 and up 212% against £0.8 billion for HY10.
■ Increase in revenues from external sources from 34% in HY10 to 35% in HY11.

... and strong investment performance.
■ 75% of institutional funds were performing above benchmark as at 30 June 2011 (where a benchmark is specified), against 73% at the end of 2010.

Significant new business wins
■ Investment performance and further improvements to our global distribution capabilities have helped us to secure a number of notable new external mandate wins, including:

- A US$500 million mandate in May for River Road Asset Management, our US equities manager, won through our Middle East sales team - the most significant 'cross border' sale by River Road since its acquisition in February 2010

- Continuing strong demand for our Guaranteed Managed Solutions product in the United States with total assets under management reaching US$2.36 billion by end June - just a year after the product was launched.

- Further growth in Real Estate Multi Manager assets with new funded and committed mandates totalling more than €1 billion from clients in the Netherlands including SPMS and Philips.

Outlook
■ We are seeing increasing traction in our business model and are positive about our prospects.
■ We will continue to leverage our global distribution capabilities, operational scale and strong investment performance to deliver further growth in external sales in the second half of 2011.

Delta Lloyd

■ Delta Lloyd operating profits have improved on a like-for-like basis to £272 million (HY10: £224 million) driven in part by the benefits of the cost saving programme.
■ Life operating profit increased to £185 million for the first four months of 2011 compared with £119 million for the six months ended 30 June 2010.

■ General insurance operating profit for the first four months of 2011 was £1 million compared with £81 million for the six months ended 30 June 2010. This is due to an increase in claims experience, particularly in respect of fire and income protection insurance.

■ From the start of 2011 to the partial disposal of Delta Lloyd on 6 May 2011, the AAA collateralised bond spread narrowed by about 80bps as a result of changes in the underlying bond index. This movement was the main driver of the negative variance of £820 million seen in the first four months of 2011, largely reversing the positive variance reported in the prior year.

Notes to editors

Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's sixth largest insurance group based on gross worldwide premiums at 31 December 2010.

Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £47.1 billion and funds under management of £402 billion at 31 December 2010.

*Based on 2010 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.

The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive. Follow us on twitter @avivaplc.

All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0.87 (6 months to 30 June 2010: 1 euro = £0.87) and US$1 = £0.62 (6 months to 30 June 2010: US$1 = £0.65).

Income statements and cash flows of foreign entities are translated at average exchange rates while their balance sheets are translated at the closing exchange rates on 30 June 2011.

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

Definition: Present value of new business premiums (PVNBP)
PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discount rate used reflects the appropriate risk-free rate for the country and duration of business. The projection assumptions used to calculate PVNBP for each product are the same as those used to calculate new business contribution. The discounted value of regular premiums is also expressed as annualised regular premiums multiplied by a Weighted Average Capitalisation Factor (WACF). The WACF will vary over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 24 March 2011. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings	Contents
Andrew Moss +44 (0)20 7662 2286 Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 Jonathan Price/Jane Gillis +44 (0)20 7662 2111/8048	Nigel Prideaux +44 (0)20 7662 0215 Sue Winston +44 (0)20 7662 8221 Andrew Reid +44 (0)20 7662 3131	Media conference call 0730 hrs BST Analyst presentation 0830 hrs BST Presentation slides available at www.aviva.com from 0830 hrs BST Live webcast www.aviva.com	Overview 1 Financial supplements IFRS 33 New business 71 Capital 77 Analysis of Assets 93 MCEV 107 Glossary 148 Shareholder services 153

End of part 1 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 August, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary